Exhibit 13.9

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Erik Cain Recordings

$100 Starting Bid

$100 Current Bid

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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$8,127 Last 12 Months Royalties Paid

$27.27 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

49.66% Of 298 SongShare Goal

$100 Current Bid

148/150 Reserved Units / Available Units

Total Units **298**

Track Details



Erik Cain - Up Up And ...
YouTube



Up, Up, and Away
Erik Cain
2019-04-17

Erik Cain
Artist

Spotify **2.4M** Streams

YouTube **N/A** Views

pandora **N/A** Streams



Erik Cain - Scattered (...
YouTube



Scattered
Erik Cain
2019-12-23

Erik Cain
Artist

Spotify **782.1K** Streams

YouTube **N/A** Views

pandora **N/A** Streams

Description

Type of Rights: Sound Recording Owner's Share

Type of Income: Sound Recording

Paid By: DistroKid

Term (Life or Yrs): Life of copyright

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90% of Sound Recording Owner's Share

DistroKid pays royalties monthly.

Detailed Data Here

Summary Overview

The "Erik Cain" Music Royalty Asset is the underlying asset of the "Erik Cain" Royalty Share Agreement (the "Agreement"). The Agreement contains ninety percent (90%) of the sound recording copyright income paid by DistroKid from the self-released sound recordings for certain compositions recorded by Erik Cain, listed via the link below.

About Erik Cain

Alabama native R&B/hip hop artist Erik Cain broke into the scene with several singles and his debut album *Stay Tuned* and his top album to-date, *Ready Or Not*, both in 2019. The later album includes Cain's top track, "Up, Up, and Away," as well as other fan favorites "Odie Flows" and "Heart Gold." In 2020, Cain released *Heart and Soul, Vol. 1*, featuring the popular "Scattered," in March and followed it up with its sequel release, *Heart and Soul, Vol. 2*, in November of that year. Cain has continued his efforts with several single releases, including his latest, "Bird In The Sky," in October 2022.

Summary Statistics

Spotify

Followers 5.3K (121,437th)

Monthly Listeners 29.1K (128,345th)

YouTube Subscribers

6,830

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The "Erik Cain" Royalty Share Agreement will be between the sound recording owner and our company. Pursuant to the Agreement, SongVest will have the right to receive 90% of the sound recording owner's revenue share for the life of the copyright of the master recordings listed below. Revenues the company will be entitled to receive from the sound recordings listed below (assets) pursuant to this agreement include revenues earned in connection with the sale and exploitation of the Sound Recordings (i.e. the official original recording of the song, and the source from which all the later copies are made), which will be paid at the percentage interest as defined in the "Erik Cain" Royalty Share Agreement for the applicable revenue sources (e.g., Streaming). Sales shall be determined by reference to the royalty statements from the royalties paid to the sound recording owner monthly by DistroKid, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the past four quarters from the revenue stream contemplated in the "Erik Cain" Royalty Share Agreement have averaged approximately $2,032 per quarter.


Total Royalties
Q3 2019 - Q3 2022
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2019
2020
2021
2022

	2019		2020				2021				2022			Last
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	4 Quarters
Total Royalties	$ 562	$ 387	$ 1,112	$ 1,821	$ 2,270	$ 3,445	$ 2,984	$ 2,886	$ 2,340	$ 1,683	$ 2,459	$ 2,017	$ 1,968	$ 8,127

Royalties increased from Q4 2019 to a peak in Q4 2020 due to the releases of the primary albums and singles contained in the catalog. There was a timing variance between Q4 2021 and Q1 2022 due to the top streaming source making only two monthly payments in the Q4 2021 quarter and catching up with an extra monthly payment in Q1 2022.

Revenue By Release

Royalties			2019		2020				2021				2022			Last	% of Total
By Release	Type	Release	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	4 Quarters	Last 4 Quarters
Ready Or Not	Album	2019	$ 481	$ 338	$ 884	$ 1,028	$ 1,058	$ 1,326	$ 1,220	$ 1,338	$ 1,121	$ 799	$ 1,209	$ 1,041	$ 987	$ 4,036	50%
Heart and Soul, Vol. 1	Album	2020	$ -	$ -	$ 89	$ 608	$ 934	$ 1,526	$ 1,031	$ 970	$ 781	$ 548	$ 731	$ 562	$ 505	$ 2,346	29%
Heart and Soul, Vol. 2	Album	2020	$ -	$ -	$ -	$ -	$ 8	$ 149	$ 428	$ 272	$ 197	$ 138	$ 159	$ 127	$ 119	$ 543	7%
Stay Tuned	Album	2019	$ 57	$ 22	$ 34	$ 33	$ 61	$ 96	$ 70	$ 74	$ 55	$ 46	$ 53	$ 49	$ 52	$ 199	2%
"The Distance"	Single	2019		$ 0	$ 22	$ 41	$ 40	$ 57	$ 42	$ 31	$ 25	$ 19	$ 27	$ 20	$ 19	$ 85	1%
"F**k What You Think"	Single	2022	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3	$ 52	$ 27	$ 82	1%
The Rest		Various	$ 24	$ 26	$ 84	$ 111	$ 170	$ 292	$ 193	$ 201	$ 161	$ 133	$ 277	$ 167	$ 260	$ 837	10%
Total Royalties			**$ 562**	**$ 387**	**$ 1,112**	**$ 1,821**	**$ 2,270**	**$ 3,445**	**$ 2,984**	**$ 2,886**	**$ 2,340**	**$ 1,683**	**$ 2,459**	**$ 2,017**	**$ 1,968**	**$ 8,127**	**100%**

The top four albums, released in 2019 and 2020, account for 88% of royalties for the past four quarters. Total royalties peaked in Q4 2020 due to the release of album *Heart and Soul, Vol. 1*, in March 2020, and the continued performance of top album *Ready Or Not*, which was released in April 2019. The user will note an item in the table above called "The Rest," which accounted for 10% of royalties for the past four quarters. This includes various singles and EPs, none of which individually accounted for more than 1% of the past four quarters' royalties.

Revenue By Track

Revenues By Track are shown below:

Royalties	2019		2020				2021				2022			Last	% of Total
By Track	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	4 Quarters	Last 4 Quarters
Up, Up, and Away	$ 275	$ 227	$ 606	$ 652	$ 696	$ 812	$ 892	$ 1,031	$ 862	$ 588	$ 952	$ 767	$ 728	$ 3,034	37%
Scattered	$ -	$ -	$ 87	$ 320	$ 429	$ 833	$ 597	$ 607	$ 451	$ 303	$ 442	$ 310	$ 267	$ 1,322	16%
Don't Let Go	$ -	$ -	$ 2	$ 66	$ 136	$ 210	$ 138	$ 100	$ 107	$ 81	$ 104	$ 87	$ 79	$ 352	4%
Odie Flows	$ 18	$ 13	$ 41	$ 69	$ 75	$ 93	$ 68	$ 65	$ 54	$ 43	$ 57	$ 61	$ 60	$ 221	3%
Heart Gold	$ 51	$ 25	$ 58	$ 68	$ 74	$ 100	$ 66	$ 58	$ 58	$ 43	$ 43	$ 41	$ 40	$ 167	2%
Still Love	$ -	$ -	$ -	$ -	$ 8	$ 135	$ 139	$ 80	$ 50	$ 36	$ 50	$ 39	$ 35	$ 160	2%
Impact	$ 18	$ 11	$ 29	$ 36	$ 45	$ 83	$ 42	$ 42	$ 38	$ 36	$ 41	$ 43	$ 39	$ 159	2%
Dance With Me	$ 14	$ 9	$ 16	$ 24	$ 20	$ 29	$ 19	$ 21	$ 18	$ 15	$ 22	$ 27	$ 30	$ 93	1%
Know My Name	$ -	$ -	$ -	$ 11	$ 43	$ 65	$ 34	$ 31	$ 29	$ 21	$ 21	$ 25	$ 22	$ 90	1%
Find Me a Way	$ 15	$ 10	$ 26	$ 32	$ 27	$ 35	$ 22	$ 21	$ 19	$ 16	$ 22	$ 28	$ 22	$ 88	1%
The Rest	$ 172	$ 92	$ 248	$ 543	$ 717	$ 1,049	$ 966	$ 829	$ 653	$ 502	$ 704	$ 590	$ 645	$ 2,441	30%
Total Royalties	**$ 562**	**$ 387**	**$ 1,112**	**$ 1,821**	**$ 2,270**	**$ 3,445**	**$ 2,984**	**$ 2,886**	**$ 2,340**	**$ 1,683**	**$ 2,459**	**$ 2,017**	**$ 1,968**	**$ 8,127**	**100%**

			Last	% of Total
Top 5 Tracks	Artist(s)	Release	4 Quarters	Last 4 Quarters
Up, Up, and Away	Erik Cain	2019	$ 3,034	37%
Scattered	Erik Cain	2020	$ 1,322	16%
Don't Let Go	Erik Cain	2020	$ 352	4%
Odie Flows	Erik Cain, Nali	2019	$ 221	3%
Heart Gold	Erik Cain	2019	$ 167	2%

The Top 10 tracks, which accounted for 70% of royalties for the past four quarters, all appear on one of the top four albums, released in 2019 or 2020. The user will note an item in the table above called "The Rest," which accounted for 30% of royalties for the past four quarters. This includes various tracks, primarily from the top album releases from 2019 and 2020.

Revenue by Source

Revenue sources are shown below:

Royalties	2019		2020				2021				2022			Last	% of Total
By Source	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	4 Quarters	Last 4 Quarters
Spotify	$ 330	$ 239	$ 510	$ 832	$ 1,005	$ 1,722	$ 1,852	$ 1,696	$ 1,359	$ 858	$ 1,679	$ 1,151	$ 1,067	$ 4,755	59%
Apple Music	$ 156	$ 136	$ 559	$ 884	$ 1,005	$ 1,450	$ 840	$ 845	$ 581	$ 547	$ 626	$ 679	$ 588	$ 2,441	30%
YouTube	$ 37	$ 2	$ 21	$ 36	$ 165	$ 144	$ 156	$ 225	$ 250	$ 184	$ 97	$ 110	$ 236	$ 628	8%
Amazon Music	$ 12	$ 3	$ 2	$ 28	$ 35	$ 41	$ 75	$ 71	$ 123	$ 71	$ 38	$ 61	$ 64	$ 234	3%
The Rest	$ 27	$ 6	$ 20	$ 42	$ 60	$ 88	$ 61	$ 49	$ 26	$ 22	$ 19	$ 16	$ 12	$ 70	1%
Total Royalties	**$ 562**	**$ 387**	**$ 1,112**	**$ 1,821**	**$ 2,270**	**$ 3,445**	**$ 2,984**	**$ 2,886**	**$ 2,340**	**$ 1,683**	**$ 2,459**	**$ 2,017**	**$ 1,968**	**$ 8,127**	**100%**

The top two sources—Spotify and Apple Music—accounted for 89% of the past four quarters' royalties, with video streaming service YouTube providing an additional 8% of royalties. Spotify earnings peaked in Q1 2021, primarily as the result of increased streams of top track "Up, Up, and Away" on that service combined with growth in streams from the albums released in 2020. It should also be noted that Spotify paid only two months' worth of royalties in the Q4 2021 period, while it caught up with four payments in Q1 2022, resulting in timing variances for those periods. Apple Music royalties peaked in Q4 2020 due to strength from track "Scattered," which was released earlier that year.

Complete Sound Recordings List Here

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission ("SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither RoyaltyTraders LLC dba SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Catalog from Alabama native R&B/Hip-Hop Artist Erik Cain

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

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This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISK INVOLVED. ROYALTYTRADERS LLC (dba SONGVEST) HAS FILED A FORM C WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS OFFERING, A COPY OF WHICH MAY BE OBTAINED HERE:

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

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SongVest

Published by Jesse Atwell · Just now ·

Almost 50% reserved! Hit this link to bid now and reserve your SongShares: https://bit.ly/sverikcain

Type of Rights: Sound Recording Owner's Share
Type of Income: Sound Recording
Paid By: DistroKid
Term (Life or Yrs): Life of copyright

Disclaimers: http://www.songvest.com/disclaimers



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ERIK CAIN
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Catalog from Alabama native R&B/Hip-Hop Artist Erik Cain
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Catalog from Alabama native R&B/Hip-Hop Artist Erik Cain

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Type of Rights: Sound Recording Owner's Share
Type of Income: Sound Recording
Paid By: DistroKid
Term (Life or Yrs): Life of copyright

Disclaimers: http://www.songvest.com/disclaimers

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SongVest @songvest · Dec 12

Almost 50% reserved! Hit this link to bid now and reserve your SongShares: bit.ly/sverikcain

Type of Rights: Sound Recording Owner's Share
Type of Income: Sound Recording
Paid By: DistroKid
Term (Life or Yrs): Life of copyright

Disclaimers: songvest.com/disclaimers


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Type of Rights: Sound Recording Owner's Share
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